                                                                   Exhibit 12.01

     The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.


                                   (Dollars in Thousands)
                      --------------------------------------------------
                                   Year Ended September 30
                      --------------------------------------------------
                         2002      2001      2000      1999      1998
Net income               $4,397    $(2,491)  $4,082    $2,815    $2,524
Add:
 Interest                10,563      9,287    6,886     5,856     4,778
 Interest credited
   to policyholders      19,629     16,737   11,908    10,646     6,954
 Taxes
  (benefit) on
  income                  2,014     (2,605)   1,462       530       544
                        -------    -------  -------   -------   -------
Adjusted earnings       $36,603    $20,928  $24,339   $19,847   $14,800
                        =======    =======  =======   =======   =======
Preferred stock
 dividend
 requirements           $ 2,687    $ 2,550  $ 2,025   $   838   $   499
Ratio factor of
 income after
 provision for
 income taxes
 to income
 before
 provision for
 income taxes               68%        100%      73%       84%       82%
Preferred stock
 dividend
 factor on
 pretax basis            3,918       2,550    2,751       996       606
Fixed charges
 Interest               10,563       9,287    6,886     5,856     4,778
 Interest credited
   to policyholders     19,629      16,737   11,908    10,646     6,954
 Capitalized
  interest                 129          -         -         -         -
                       -------     -------  -------   -------   -------
Fixed charges
 and preferred
 stock dividends       $34,239     $28,574  $21,545   $17,498   $12,339
                       =======     =======  =======   =======   =======

Ratio of
 adjusted
 earnings to
 fixed charges
 and preferred
 stock dividends          1.07          *      1.13      1.13      1.20

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*Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $7.6 million for the year ended September 30, 2001.